UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2018

HAYMAKER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38254	82-1329677
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On November 1, 2018, Haymaker Acquisition Corp., a Delaware corporation (“Haymaker”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among Steiner Leisure Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“Steiner Leisure”), Steiner U.S. Holdings, Inc., a Florida corporation (“Steiner US”), Nemo (UK) Holdco, Ltd., a limited company formed under the laws of England and Wales (“Nemo UK”), Steiner UK Limited, a limited company formed under the laws of England and Wales (“Steiner UK”), Steiner Management Services LLC, a Florida limited liability company (“SMS”, and together with Steiner Leisure, Steiner US, Nemo UK, Steiner UK, each, a “Seller” and, collectively, “Sellers”), Steiner Leisure, in its capacity as representative of Sellers (the “Seller Representative”), OneSpaWorld Holdings Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“OSW Holdings”), Dory US Merger Sub, LLC, a Delaware limited liability company (“Dory US Merger Sub”), Dory Acquisition Sub, Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“Dory Foreign Holding Company”), Dory Intermediate LLC, a Delaware limited liability company (“Dory Intermediate”), and Dory Acquisition Sub, Inc., a Delaware corporation (“Dory US Holding Company”).

The Business Combination

The Transaction Agreement provides for, among other things, the following transactions on the closing date (collectively, the “Business Combination”):

•	Steiner Leisure will contribute all of the issued and outstanding securities of OneSpaWorld LLC, a Delaware limited liability company (“OSW”) and other companies affiliated with OSW to OSW Holdings.

•

Dory US Merger Sub will merge with and into Haymaker, with Haymaker as the surviving company in the merger (the “Closing Merger”). As a result of this merger, (a) Haymaker will become a wholly-owned subsidiary of OSW Holdings, (b) each share of Class A common stock, par value $0.0001 per share, of Haymaker (the “Class A Shares”) and, subject to the adjustments and forfeitures described below, each share of Class B common stock, par value $0.0001 per share, of Haymaker (the “Founder Shares”) shall be cancelled and converted into the right to receive one common share, par value U.S. $0.0001 per share, of OSW Holdings (the “OSW Holdings Shares”), in each case, as more fully described below and (c) the warrants to acquire Class A Shares shall be restated and converted into OSW Holdings Private Warrants (defined below), as more fully described below.

•	Dory US Holding Company will purchase all of the outstanding securities of certain U.S. companies affiliated with OSW from Steiner US and SMS.

•	Dory Foreign Holding Company will purchase all of the outstanding securities of certain non-U.S. companies affiliated with OSW from Nemo UK and Steiner UK.

•	OSW Holdings will be the ultimate parent company of Haymaker, Dory US Holding Company and Dory Foreign Holding Company.

Effect of the Transactions on Existing Haymaker Equity

Subject to the terms and conditions of the Transaction Agreement (including certain adjustments pursuant to and in accordance with the terms of the Transaction Agreement and the ancillary agreements), the Closing Merger will result in the following:

•	each Class A Share will be converted into the right to receive one fully paid and non-assessable OSW Holdings Share;

•

each of the warrants included in the units issued in the initial public offering of Haymaker, each of which is exercisable for one Class A Share at an exercise price of $11.50 per Class A Share, in accordance with its terms (the “Haymaker Public Warrants”) will be restated and become exercisable for one OSW Holdings Share, on the same terms and conditions as those applicable to the Haymaker Public Warrants;

•	each Haymaker unit will be cancelled in exchange for consideration consisting of the right to receive (A) one fully paid and non-assessable OSW Holdings Share, and (B) one OSW Holdings Public Warrant;

•

the 8.25 million Founder Shares issued to Sponsor prior to Haymaker’s initial public offering will be converted into 3.00 million OSW Holdings Shares and the right to receive 2.00 million OSW Holdings Shares upon the occurrence of certain events;

•

each of the warrants issued to the Sponsor at the time of Haymaker’s initial public offering (the “Founder Warrants”) will be restated and become exercisable for one OSW Holdings Share, on the same terms and conditions as those applicable to the Founder Warrants (the “OSW Holdings Private Warrants”); and

•	the Sponsor will forfeit 3.25 million OSW Holdings Shares and 5,006,581 OSW Holdings Private Warrants.

Any of Haymaker’s stockholders may exercise their rights to redeem all or a portion of their Class A Shares pursuant to Haymaker’s Certificate of Incorporation.

Consideration

Subject to the terms and conditions of the Transaction Agreement (including certain adjustments pursuant to and in accordance with the terms of the Transaction Agreement and the ancillary agreements), the consideration to be paid to or held by the Sellers in connection with the Business Combination shall consist of: (i) 16,540,363 OSW Holdings Shares (valued at approximately $165,403,630 based on a $10.00 share price), (ii) 1,901,287 OSW Holdings Private Warrants, (iii) $717,096,370 in cash, and (iv) the right to receive up to an additional one million OSW Holdings Shares upon the occurrence of certain events. To the extent that interest on the amounts in Haymaker’s trust account, as of immediately prior to the closing of the Business Combination (without giving effect to any redemptions), plus $400,000, and less the sum of redemptions in excess of $50.0 million, is greater than zero, such amount will increase the cash consideration to the Sellers at the closing of the Business Combination and correspondingly decrease the OSW Holdings Shares to the Sellers. To the extent that certain Haymaker transaction expenses are less than $35.0 million, certain deferred shares may instead be issued at the closing of the Business Combination.

350,000 of the OSW Holding Shares that would otherwise be held at the closing of the Business Combination by Steiner Leisure shall be deposited into escrow at the closing of the Business Combination to satisfy Sellers’ indemnification obligations under the Transaction Agreement (as more fully described below).

Listing of OSW Holdings Shares and Percentage Ownership of OSW Holdings

The OSW Holdings Shares and warrants to acquire OSW Holdings Shares are expected to be listed on the Nasdaq Capital Market upon the closing of the Business Combination.

It is anticipated that, upon completion of the Business Combination and the Secondary Private Placement (as defined below): (i) Haymaker’s public stockholders (i.e., other than the Private Placement Investors (as defined below)) will own approximately 51% of the outstanding OSW Holdings Shares; (ii) the Private Placement Investors will own approximately 28% of the outstanding OSW Holdings Shares; (iii) Haymaker Sponsor will own approximately 5% of the outstanding OSW Holdings Shares; and (iv) Sellers will own approximately 17% of the outstanding OSW Holdings Shares. These levels of ownership interests assume that no Class A Shares are elected to be redeemed by Haymaker’s public stockholders and exclude the exercise of outstanding warrants.

Representations and Warranties, Covenants, and Indemnification

Under the Transaction Agreement, parties to the agreement made customary representations and warranties for transactions of this type regarding themselves and certain other companies affiliated with OSW. The representations and warranties made under the Transaction Agreement survive for one year following the closing of the Business Combination. In addition, the parties to the Transaction Agreement made covenants that are customary for transactions of this type.

The Transaction Agreement provides for the indemnification of Haymaker and OSW Holdings by the Sellers with respect to breaches of representations, warranties and covenants and certain other specified matters. The indemnification provisions related to representations and warranties are subject to a customary deductible and limited to an escrow of 350,000 OSW Holdings Shares or, if Haymaker obtains and binds a buyer-side representation and warranty insurance policy, the amount of coverage under such policy.

Conditions to Each Party’s Obligations

Consummation of the transactions contemplated by the Transaction Agreement is subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including the approval of Haymaker’s stockholders.

In addition, consummation of the transactions contemplated by the Transaction Agreement is subject to other closing conditions, including, among others: (i) all applicable, if any, waiting periods under the HSR Act (as defined in the Transaction Agreement) have expired or been terminated; (ii) there has been no material adverse effect to the business, assets, liabilities, financial condition or results of operations of the Group Companies (as defined in the Transaction Agreement), taken as a whole; (iii) the registration statement to be filed by OSW Holdings has become effective; (iv) the aggregate amount of cash proceeds required to satisfy any exercise by stockholders of Haymaker of their right to redeem all or a portion of their Class A Shares not exceeding the amounts identified in the Transaction Agreement (or Steiner Leisure agrees to accept any excess redemption, reduce its cash consideration, and receive a corresponding increase in its rollover equity, in which case this condition will be deemed waived); and (v) with respect to the Sellers, the Private Placement (as defined below) and the debt financing that Dory Intermediate will incur are funded in full in accordance with the Transaction Agreement (or Steiner Leisure agrees to accept any funding shortfall, reduce its cash consideration, and receive a corresponding increase in its rollover equity, in which case this condition will be deemed waived).

Termination

The Transaction Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing of the Business Combination, including (i) subject to extension as provided in the Transaction Agreement, if the closing of the Business Combination has not occurred by the date that is 180 days after the date of the Transaction Agreement, unless because of the nonperformance of the party seeking such termination, (ii) if Haymaker’s board of directors changes its recommendation with respect to the transactions contemplated by the Transaction Agreement or (iii) if Haymaker’s stockholders do not approve the Business Combination and related proposals to be presented to them at a meeting of Haymaker’s stockholders. If the Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Transaction Agreement, except in the case of Actual Fraud (as defined in the Transaction Agreement) that results in the failure of a closing condition to occur and certain other customary and limited exceptions.

A copy of the Transaction Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Transaction Agreement is qualified in its entirety by reference thereto. The Transaction Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Transaction Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Transaction Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Private Placement Transactions

In connection with the foregoing and concurrently with the execution of the Transaction Agreement, OSW Holdings entered into Subscription Agreements with certain investors (collectively, the “Private Placement Investors”) pursuant to which, among other things, such investors agreed to subscribe for and purchase, and OSW Holdings agreed to issue and sell to such investors, 12,249,637 OSW Holdings Shares and 3,105,294 OSW Holdings Private Warrants for gross proceeds of approximately $122,496,370 million (the “Primary Private Placement”) and OSW Holdings will grants such Private Placement Investors certain customary registration rights.

Concurrent with the execution of the Transaction Agreement, Steiner Leisure and OSW Holdings entered into Stock Purchase Agreements with certain purchasers (the “Secondary Purchasers”), pursuant to which, among other things, the Secondary Purchasers will purchase an aggregate of 5,607,144 OSW Holdings Shares from Steiner Leisure on the first business day after the closing of the Business Combination (the “Secondary Private Placement” and together with the Primary Private Placement, the “Private Placements”) and OSW Holdings will grant such Secondary Purchasers certain registration rights that are commensurate with those granted to the Private Placement Investors under the Primary Private Placement.

The OSW Holdings Shares and OSW Holdings Private Warrants to be offered and sold in connection with the Private Placements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder without any form of general solicitation or general advertising. The Private Placements are contingent upon, among other things, the closing of the Business Combination. The proceeds from the Primary Private Placement will be used to fund a portion of the cash consideration for the Business Combination. OSW Holdings will not receive any of the proceeds from the Secondary Private Placement.

The form of Subscription Agreement is attached as Exhibit 10.1 hereto.

Certain Related Agreements

Concurrent with the execution of the Transaction Agreement, OSW Holdings, Haymaker and Steiner Leisure entered into a Director Designation Agreement (the “DDA”), pursuant to which, among other things, Steiner Leisure will have the right to appoint one member of the board of directors of OSW Holdings and one member of the compensation committee of OSW Holdings for so long as Steiner Leisure and certain of its affiliates, in the aggregate, beneficially own 5.00% or more of the issued and outstanding OSW Holdings Shares. Immediately following the closing of the Business Combination, Marc Magliacano will serve as a Class B director of the board of directors of OSW Holdings and as a member of the compensation committee of OSW Holdings pursuant to Steiner Leisure’s rights under the DDA.

In addition and concurrent with the execution of the Transaction Agreement, Haymaker Sponsor, Haymaker, OSW Holdings and Steiner Leisure entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which Haymaker Sponsor will surrender certain of its equity interests in OSW Holdings (as contemplated by the Transaction Agreement and described above) and agree to certain covenants and agreements related to the transactions contemplated by the Transaction Agreement, particularly with respect to taking supportive actions to consummate the Business Combination. At the same time, Seller Representative, Haymaker, and Haymaker Sponsor also entered into a Waiver Agreement (the “Sponsor Waiver”), pursuant to which each holder of Class B Haymaker common stock irrevocably waived its rights under Section 4.3(b)(ii) of Haymaker’s Certificate of Incorporation to receive additional Class A Shares upon conversion of the Class B Haymaker common stock held by such person in connection with the Business Combination as a result of the new issuance of OSW Holdings Shares or any other anti-dilution (or similar) protections in respect of the Class B common stock of Haymaker.

Copies of the DDA, Sponsor Support Agreement and Sponsor Waiver are filed with this Current Report on Form 8-K as Exhibits 10.2 through 10.4 and are incorporated herein by reference. The foregoing descriptions of the DDA, Sponsor Support Agreement and Sponsor Waiver are qualified in their entirety by reference thereto.

Concurrent with the execution of the Transaction Agreement, OSW Holdings entered into employment agreements, on customary terms, with key personnel of the Group Companies. In addition, at the closing of the Business Combination, certain parties will enter into certain agreements providing for transitional services for a period of time following the closing of the Business Combination.

As contemplated by the Transaction Agreement, Steiner Leisure, Haymaker Sponsor and OSW Holdings will enter into an Amended and Restated Registration Rights Agreement at the closing of the Business Combination. Additionally, effective as of the closing of the Business Combination, Steiner Leisure, the Haymaker Sponsor and the directors and officers of Haymaker and OSW Holdings will enter into a lockup agreement, pursuant to which each party will agree not to effect any sale or distribution of any shares or any other securities of OSW Holdings during the lock-up period described therein.

Governing Documents of OSW Holdings

The Amended and Restated Memorandum and Articles of Association of OSW Holdings, which will take effect immediately prior to the closing of the Business Combination, will include certain restrictions on the transfer and ownership of OSW Holdings Shares, which are intended to prevent OSW Holdings or any of its subsidiaries from being treated as a foreign corporation that is a “controlled foreign corporation” within the meaning of Section of 957 of the United States Internal Revenue Code of 1986, as amended from time to time. Subject to certain exceptions, such governing documents will not recognize a purported transfer if and to the extent that after giving effect to such purported transfer, the purported transferee’s beneficial ownership in OSW Holdings would exceed 9.99% or, if the purported transferee already owns in excess of 9.99%, increase such shareholder’s beneficial ownership. The governing documents of OSW Holdings will also provide for a classified board of directors.

Item 7.01	Regulation FD Disclosure.

On November 1, 2018, Haymaker issued a press release announcing the execution of the Transaction Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

OSW Holdings has prepared an investor presentation for use in connection with various meetings and conferences. A copy of the investor presentation is furnished as Exhibit 99.2 and incorporated by reference herein.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 8.01	Other Events

In connection with the execution of the Transaction Agreement, Haymaker has received commitments from Goldman Sachs Lending Partners LLC and funds affiliated with Neuberger Berman Investment Advisers LLC to provide debt financing to Dory Intermediate of up to approximately $372.5 million at the closing of the Business Combination.

Additional Information

In connection with the proposed transactions, OSW Holdings intends to file a Registration Statement on Form S-4, which will include a preliminary prospectus of OSW Holdings and preliminary proxy statement of Haymaker. Haymaker will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Haymaker are advised to read, when available, the proxy statement/prospectus in connection with Haymaker’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction (and related matters) because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of Haymaker as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov or by directing a request to: Haymaker Acquisition Corp., 650 Fifth Avenue, Floor 10, New York, New York 10019.

Participants in the Solicitation

Haymaker, the Seller Representative, OSW Holdings, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Haymaker’s directors and officers in Haymaker’s filings with the SEC, including Haymaker’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 30, 2018, and such information will also be in the Registration Statement on Form S-4 to be filed with the SEC by OSW Holdings, which will include the proxy statement of Haymaker for the proposed transaction.

Forward Looking Statements

This Current Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Haymaker, the Group Companies, or the combined company after completion of any proposed Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed Business Combination; (2) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the ability to meet Nasdaq’s listing standards following the closing of the Business Combination; (4) costs related to the proposed Business Combination; (5) changes in applicable laws or regulations; (6) the possibility that Haymaker or OSW Holdings may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties indicated from time to time in the final prospectus of Haymaker, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Haymaker. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Haymaker and OSW Holdings undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of November 1, 2018, by and among Haymaker, OSW Holdings, the Sellers, Dory US Merger Sub, Dory Foreign Holding Company, Dory US Holding Company, and Dory Intermediate.

10.1	Form of Subscription Agreement.

10.2	Director Designation Agreement, dated November 1, 2018, by and among OSW Holdings, Haymaker and Steiner Leisure.

10.3	Sponsor Support Agreement, dated November 1, 2018, by and among Haymaker Sponsor, Haymaker, OSW Holdings and Steiner Leisure.

10.4	Waiver Agreement, dated November 1, 2018, by and among Seller Representative, Haymaker, and Haymaker Sponsor.

99.1	Press Release, dated November 1, 2018.

99.2	Investor Presentation, dated November 2018.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 1, 2018

HAYMAKER ACQUISITION CORP.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer